UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 17, 2022

CBTX, Inc.

(Exact name of registrant as specified in its charter)

Texas	001-38280	20-8339782
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

9 Greenway Plaza, Suite 110

Houston, Texas 77046

(Address of principal executive offices)

(713) 210-7600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	CBTX	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§230.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

New Employment Agreement with Robert R. Franklin, Jr.

On March 17, 2022, in connection with the previously disclosed Agreement and Plan of Merger, dated as of November 5, 2021, by and between CBTX, Inc. (“CBTX”) and Allegiance Bancshares, Inc. (“Allegiance”) (as amended from time to time, the “merger agreement”), pursuant to which Allegiance will merge with and into CBTX (the “merger”), with CBTX as the surviving entity (the “combined company”), and after such merger, CommunityBank of Texas, N.A. (“CommunityBank of Texas”), a wholly-owned subsidiary of CBTX, will merge with and into Allegiance Bank a wholly-owned subsidiary of Allegiance, with Allegiance Bank as the surviving bank (the “combined bank”), CBTX and CommunityBank of Texas entered into a new employment agreement (the “Franklin employment agreement”) with Robert R. Franklin, Jr., to be effective at the effective time of the merger. Until the effective time of the merger, Mr. Franklin’s employment with CBTX and CommunityBank of Texas will continue to be governed by the terms of his amended and restated employment agreement dated October 28, 2017 (the “prior Franklin employment agreement”). At the effective time of the merger, the Franklin employment agreement will supersede and replace the prior Franklin employment agreement. If the merger agreement terminates for any reason without consummation of the merger, then the Franklin employment agreement will be null and void and of no force or effect.

Position; Term. During the term of the Franklin employment agreement, Mr. Franklin will serve as Chief Executive Officer of the combined company and will serve as Executive Chairman of the combined bank. Mr. Franklin will serve in such roles for a term commencing at the effective time of the merger and ending on the third anniversary of the effective time of the merger, subject to successive one-year renewals unless either party gives the other notice of non-renewal at least 60 days before the expiration of the then-applicable term.

Compensation. The combined bank will pay Mr. Franklin a base salary of $645,000 per year, and he will be eligible to receive an annual incentive bonus in the target amount of 85% of his base salary (prorated for the any partial calendar year following the effective time of the merger). For each calendar year that begins after the effective time of the merger, Mr. Franklin will be eligible to receive an equity award(s) under the combined company’s equity plan with a grant date fair market value of no less than 125% of his base salary as of March 1 of such calendar year.

Benefits. Mr. Franklin will be entitled to participate in the combined bank’s retirement, incentive and welfare benefit plans available to other senior executive officers of the combined bank similarly situated to Mr. Franklin, and on a basis not less favorable than that provided to such senior executive officers, subject to eligibility requirements and terms and conditions of each such plan. Mr. Franklin will become a participant in the Allegiance Severance Plan with a severance multiplier of three. Mr. Franklin will also receive use of a company-provided automobile.

Closing Date Equity Award. Mr. Franklin will receive an equity award within 35 days of the closing of the merger having a target value of $550,000. The target value will be converted into a mix of 50% time-based restricted stock and 50% performance-based restricted stock. The time-based restricted stock will vest 33-1/3% per year on the first, second, and third anniversaries of the date on which the merger occurs, subject to Mr. Franklin’s continued employment through each such vesting date. Unvested time-based restricted stock will fully vest upon Mr. Franklin’ termination by the combined bank without cause, his resignation for good reason, or his termination due to his death or disability (as such terms are defined in the Franklin employment agreement). The number of shares that may be earned by Mr. Franklin under the performance-based restricted stock award will range from 0% to 300% of the target number of shares depending on the combined company’s and the combined bank’s performance during the three-year performance period following the merger. The shares of performance-based restricted stock that are earned by Mr. Franklin will vest on the third anniversary of the merger, subject to Mr. Franklin’s continued employment through such vesting date. If Mr. Franklin’s employment with the combined bank ends before the third anniversary of the merger due to his involuntary termination by the combined bank without cause, his resignation for good reason, or his termination due to his death or disability (as such terms are defined in the Franklin employment agreement), Mr. Franklin will be deemed to have satisfied the service-vesting condition with respect the shares of performance-based restricted stock, and the shares of performance-based restricted stock will become earned or forfeited by Mr. Franklin at the end of the performance period based on actual performance.

Severance Benefits. Upon termination of Mr. Franklin’s employment with the combined bank for any reason after the effective time of the merger, Mr. Franklin is entitled to all accrued compensation, as provided for under the terms of the Franklin employment agreement. If Mr. Franklin’s employment with the combined bank ends at any time during the term of his employment agreement due to (i) termination by the combined bank without cause (as defined in the Franklin employment agreement), (ii) Mr. Franklin’s resignation for good reason (as defined in the Franklin employment agreement), (iii) Mr. Franklin’s disability (as defined in the Franklin employment agreement), or (iv) the combined bank’s non-renewal of the term of Mr. Franklin’s employment agreement, then, in addition to the accrued compensation, Mr. Franklin shall, subject to the terms of the Franklin employment agreement, be entitled to receive, in each case in accordance with the terms and conditions of the Franklin employment agreement, (A) a lump sum cash amount equal to the greater of $1.5 million or two (2) times Mr. Franklin’s base salary (the “cash severance payment”), (B) a pro rata of the incentive bonus, if any, that Mr. Franklin would have earned for the calendar year in which the date of termination of his employment occurs based on achievement of the applicable performance goals for such year at target, and (C) a lump sum in cash in an amount equal to eighteen (18) months of the full monthly cost of premiums for certain health care benefits. Mr. Franklin will also be deemed to have satisfied all service-based vesting conditions with respect to any unvested and outstanding equity awards on his termination date that were granted more than one year before his termination date. Mr. Franklin’s vested performance-based equity awards (including any such performance-based equity awards that vest in connection with Mr. Franklin’s termination) will remain outstanding and will be earned or forfeited by Mr. Franklin based on actual performance through the end of the applicable performance period. Such severance payments are subject to Mr. Franklin’s execution of a separation and release agreement in a customary form prescribed by the combined bank and Mr. Franklin’s compliance with the restrictive covenants of the Franklin employment agreement. If Mr. Franklin’s termination of employment entitles him to severance payments and benefits under the Allegiance Severance Plan, then any severance payments or benefits payable under the Allegiance Severance Plan will be reduced by the amounts payable as severance under the Franklin employment agreement.

Restrictive Covenants. Mr. Franklin’s employment agreement also contains a non-compete agreement, non-solicit agreement, confidentiality agreement, and other customary restrictive covenants. The non-compete agreement will apply within a fifty (50) mile radius of any combined bank office, branch, loan production office, or deposit production office that existed at any time during the non-compete period or exists as of the date of Mr. Franklin’s termination of employment and will be effective from the date of the agreement through the date that is two (2) years after the date of Mr. Franklin’s termination of employment with the combined bank. The non-solicit agreement runs through the date that is two (2) years after the date of Mr. Franklin’s termination of employment with the combined bank at any time.

Change in Control Severance Agreement with Robert T. Pigott, Jr.

On March 17, 2022, in connection with the proposed merger, CBTX entered into a Change in Control Severance Agreement with Robert T. Pigott, Jr. (the “Pigott CIC severance agreement”). The Pigott CIC severance agreement provides for severance compensation in the event that Mr. Pigott’s employment is terminated without cause (as defined in the Pigott CIC severance agreement), Mr. Pigott resigns for good reason (as defined in the Pigott CIC Agreement), or Mr. Pigott’s employment ends due to his death or disability, in each case at any time during the period that begins on the date of the agreement and ends eighteen (18) months following the effective time of the merger. The severance compensation provided to Mr. Pigott following a qualifying termination is as follows: (i) a cash severance payment in the amount equal to $960,000; (ii) a lump sum payment of Mr. Pigott’s pro-rated annual bonus for the year of termination, with the amount determined based on actual performance for the year of termination; (iii) accelerated vesting of all outstanding equity awards, assuming for this purpose target-level performance for any performance-based equity awards; (iv) a lump sum payment in cash equal to twenty-four (24) times the full monthly cost of premiums Mr. Pigott would pay in the first calendar month immediately following the calendar month that includes his date of termination if he timely elected to continue such coverage under COBRA; and (v) termination of Mr. Pigott’s non-competition agreement (as set forth in Mr. Pigott’s employment agreement with CommunityBank of Texas) upon the date of his qualifying termination. Severance payable to Mr. Pigott under the Pigott CIC severance agreement, if applicable, is (x) in lieu of and not in addition to any severance payable to Mr. Pigott under his existing employment agreement with CommunityBank of Texas, and (y) subject to Mr. Pigott’s execution and non-revocation of a release and waiver of claims and his compliance with the applicable restrictive covenants.

Mr. Pigott’s CIC severance agreement also contains a non-solicit agreement, a non-disparagement agreement, and other customary restrictive covenants. The non-solicit agreement, which applies only if Mr. Pigott receives the severance compensation, runs from the effective time of the merger through the date that is one (1) year after the date of Mr. Pigott’s termination of employment.

If the merger agreement terminates for any reason without consummation of the merger, then the Pigott CIC severance agreement will be null and void and of no force or effect.

The foregoing descriptions of the Franklin employment agreement and the Pigott CIC severance agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Franklin employment agreement and the Pigott CIC severance agreement, which are attached as Exhibit 10.1 and 10.2, respectively, to this Current Report on Form 8-K, and incorporated by reference herein.

Item 8.01	Other Events.

On March 15, 2022, CBTX agreed with Allegiance to amend the proposed form of amended bylaws contemplated by the merger agreement to include consistent terms relating to shareholders’ ability to amend the bylaws of the combined company after the merger in both the proposed certificate of formation and proposed bylaws of the combined company. The proposed bylaw amendments are subject to, and will not become effective until, the closing of the merger.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit
10.1	Executive Employment Agreement, dated March 17, 2022, by and among CBTX, Inc., CommunityBank of Texas, N.A. and Robert R. Franklin, Jr.

10.2	Change in Control Severance Agreement, dated March 17, 2022, by and between CBTX, Inc. and Robert T. Pigott, Jr.

104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded with the Inline XBRL document.

Forward-Looking Statements

Certain statements in this communication which are not historical in nature are intended to be, and are hereby identified as, “forward-looking statements” for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

These statements include, but are not limited to, statements about the benefits of the proposed merger of Allegiance and CBTX, including future financial and operating results (including the anticipated impact of the transaction on Allegiance’s and CBTX’s respective earnings and book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Allegiance or CBTX to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (5) the failure to obtain the necessary approvals by the shareholders of Allegiance or CBTX; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of Allegiance and CBTX to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by CBTX’s issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions; (13) the costs, effects and results of regulatory examinations, investigations or the ability of CBTX to obtain required regulatory approvals; and (14) other factors that may affect future results of CBTX and Allegiance including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

Additional factors which could affect future results of Allegiance and CBTX can be found in Allegiance’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the Current Reports on Form 8-K, and CBTX’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at https://www.sec.gov.

CBTX disclaims any obligation and does not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, CBTX filed a registration statement on Form S-4 (Registration No. 333-262322) with the SEC to register the shares of CBTX common stock that will be issued to Allegiance shareholders in connection with the merger. The registration statement includes a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger, which will be sent to the shareholders of CBTX and Allegiance seeking their approval of the proposed merger.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLEGIANCE, CBTX AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Allegiance or CBTX through the website maintained by the SEC at https://www.sec.gov. Documents filed with the SEC by CBTX will be available free of charge by accessing the CBTX’s website at www.communitybankoftx.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046, Attn: Investor Relations, (713) 210-7600, and documents filed with the SEC by Allegiance will be available free of charge by accessing Allegiance’s website at www.allegiancebank.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to Allegiance Bancshares, Inc., 8847 West Sam Houston Parkway, N., Suite 200, Houston, Texas 77040, (281) 894-3200.

Participants in the Solicitation

CBTX, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CBTX and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of CBTX and their ownership of CBTX’s common stock is set forth in CBTX’s annual report on Form 10-K, filed with the SEC on February 25, 2022. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance’s common stock is set forth in Allegiance’s proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2022. These documents can be obtained free of charge from the sources described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CBTX, Inc.

Date: March 18, 2022	By:	/s/ Robert T. Pigott, Jr.
Robert T. Pigott, Jr.
Senior Executive Vice President and Chief Financial Officer